NANO DIMENSION™
3D PRINTED ELECTRONICS

NASDAQ / TASE: NNDM
www.nano-di.com

August 2016



NANO DIMENSION
Dragonfly

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss the market potential of our products and the anticipated timeline of anticipated sales and revenues. In addition, while we have had more than 2,500 entities join our waitlist for our DragonFly™ 2020 3D Printer, we cannot guarantee that any of the entities will ultimately purchase our printer. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company's annual report on Form 20-F. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.



VISION

Revolutionizing the way electronics are made with 3D Printing

MISSION

3D printer for multi-layer PCBs

Advanced nanotechnology-based conductive and dielectric inks

Quick Facts


DIMENSION
Dragonfly

- Founded - 2012, NASDAQ / TASE listed (NNDM)
- 70+ employees
- Primary industry - 3D printed electronics
- Beta testing with customers
- Manufacturing agreement with Flextronics
- Sales expected to begin in H2 2016 for DragonFly™ 2020 3D Printer
- New horizons - Successful 3D bioprinting of stem cells

Financial


NNDM
ADS
NASDAQ
$9.5
$9.0
$8.5
$8.0
$7.5
$7.0
$6.5
Mar 7
Mar 15
Apr 15
May 15
Jun 15
Jul 15

- NASDAQ, TASE: NNDM (ADR level 2, ratio: 1:5)
- March 7, 2016 commenced trading on NASDAQ
- Shares outstanding: 38.8m (equivalent to 7.8m ADS)
- Free float: ≈51%
- Cash: (June 30, 2016) $5.8m, no debt
- Expected revenue: H2 2016
- Total funding to date: $19m


51%
49%
Interested Parties
Float
Interested parties holdings

Management Team



Amit Dror

CEO and Co-Founder

Technology management, business development, fundraising and project leadership (8200, ECI, Comverse, Eternegy, M&H Distillery). Merage Institute Graduate.



Sharon Fima

CTO and Co-Founder

14 years at HP Indigo and leading printing companies. Advanced R&D knowledge and skills related to InkJet technology, 3D printer production and Nano-silver ink. Printed electronics expert.



Dagi Ben-Noon

COO and Co-Founder

Experienced mechanical engineer: military communications, plastics, medical devices and more. From development stage through to mass production. BSc. Mechanical Eng. (Ben-Gurion University).



Simon Fried

CBO and Co-Founder

14 years strategy & marketing consultant to leading multinationals (B2B/C) start-up advisor. MBA (HEC/Bocconi), MSc. Behavioral Econ. (Oxford), BSc.Risk & Choice.

Corporate Governance



Itschak Shrem

Chairman of the Board

More than 40 years of experience working with the financial and venture capital communities.



Ofir Baharav

Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley.



Prof. Shlomo Magdassi

Advisory Board

Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel.



Zeev Bregman

Advisory Board

A leader within Israel's high-tech industry, most recently served as CEO of Nice Systems. Previously, served as the CEO of Comverse.

Other board of directors and advisory members:

Amit Dror, Simon Fried, Sharon Fima, Dagi Ben-Noon, Irit Ben-Ami, Roni Kleinfeld, Abraham Nahmias, Zvi Yemini, Eli Yoresh, Yoel Yogev, Ilan Atias.

Large and Growing Market for PCB Prototyping

- Nano Dimension addresses multi-billion dollar market for PCB prototypes *
- Unmatched enterprise level 3D printer for production of complex multi-layer PCBs for prototyping
- Solution replaces traditional prototyping alternatives
- 90% of PCBs now manufactured in Asia


$93b**
2017
$62b**
2013
$35b***
2006

Global PCB market

Source: * Nano Dimension | **BPA Consulting Lucintel | *** TTM Technologies

Demand for 3D Printers Driven by:



- Shift toward greater efficiency
- Faster time-to-market
- Innovative, compact design
- Unlimited complex geometries
- Environmental sustainability

Image: Mark Zuckerberg/ FaceBook

Electric Circuits (PCBs) Everywhere

Growing Opportunities in a Diverse Set of Industries

- Consumer Electronics & IoT
- Automotive & Industrial
- Telecom
- Medical Devices
- Defense
- Aviation & Aerospace



Positive Market Response



- In only 10 months 2,500+ entities have joined the DragonFly 2020 3D Printer waitlist
- Interests by corporations across all major verticals
- 30+ NDAs have been signed to facilitate collaboration and evaluation
- 15 leading entities have provided files for collaboration
- Awarded 'Cool Vendor' in 3D Printing 2016 by Gartner

The PCB Prototyping Challenge

Design file sent to 3rd party manufacturer

- Several weeks
- Slow time-to-market

Nano Dimension's 3D PCB Solution

3D printer: In-house rapid prototyping

Hours!

- Faster time-to-market
- Freedom to innovate
- Protect IP

DragonFly™ 2020 3D Printer Benefits

3D print multi-layer PCB prototypes


NANO
DIMENSION
Dragonfly
Speed
Reliability
Conductivity
Multi-material
Scalability
High resolution
New geometries
Mechanical strength
Reflow solderability

Connecting Two Worlds



High Performance Nano Inks


NANO DIMENSION
3D PRINTED ELECTRONICS

Advanced 3D Printing

Business Model

Razor/Razor blade and Leasing Revenue Models:

- 3D printer: High resolution enterprise system
- Recurring sales from nano inks (tied products)

Nano Dimension's IP


3D Printing
Winner
Best Development in
3D Printing Equipment

16 Patents:

- 3 patent families - Conductive inks, Prof. Magdassi, Hebrew University
- 12 patents - System, printing process, software, materials
- 1 patent - 3D printing of stem cells

Additional IP:

- Nickel nanoparticles, collaboration with Prof. Markovich, Tel Aviv University
- Developing nano copper ink

Competitive Landscape

Nano Dimension is a pioneer in the space and has no direct competition

Major 3D Printed Electronics Platforms	
AgIC | agic.cc	Special conductive ink cartridges work in home inkjet printers. Can also make traces with special conductive pen. Prints on special paper
BotFactory | botfactory.com	Squink prints 10-mil traces, picks and places parts, using swappable print and vacuum heads. Prints on paper, coated film. FR4 capability said to be coming soon
HP | HP.com	HP has announced plans to print embedded circuits
Optomec | optomec.com	Aerosol Jet printer can deliver conductive and semiconductor materials on 3D surfaces, features down to 10 μm thicknesses of nanometers
Voltera | voltera.io	V-One extrudes paste to print two-layer FR4 boards, 8-mil traces, reflow solders on the printer bed
Voxel8 | voxel8.co	9.8-mil traces on PLA using pneumatic direct-write fabrication, kinematic coupled print-head bed
Xerox | Xerox.com	Xerox announced that this is a high-growth potential market and that they are developing 3D Printed Electronics

Sources: Power Electronics Tips, Nov 13, 2015: http://www.powerelectronictips.com/your-next-circuit-design-could-be-fabricated-on-a-printer/ , HP.com: http://www8.hp.com/us/en/printers/3d-printers.html



TECHNOLOGICAL EDGE

Integrating high resolution inkjet and advanced nano inks

Nano-Chemistry

Mechanics

Physics

Software

PCB Prototyping Survey

Do you use short-run, low-volume external PCB prototyping services?


7%
93%

N=279

Yes No

How much do you typically spend on PCB prototypes each year?


16%
23%
17%
44%

N=213

<$10K $10K-$50K $50K-$100K $100k+

Source: * Nano Dimension Printer Readiness Survey 2016

PCB Prototyping Survey

Do the PCBs you use have high layer counts?


38%
62%
N=279
Yes
No

Do you worry about IP security when sending designs to a 3rd party?


37%
63%
N=279
Yes
No

Source: * Nano Dimension Printer Readiness Survey 2016

Future Roadmap

Progress Toward More Advanced Solutions and Additional Markets

Current System

Prototyping

3D PCB Printer for fast prototyping



Future

Speed	Unique technologies for jetting, curing etc.	Industrial production throughput potential
Scale	Larger objects Higher resolution traces	Meeting the needs of additional market segments
Materials	Broaden materials portfolio, functional inks	Applications to print electrical components: resistors, capacitors, transistors

New Horizons - 3D Bioprinting Stem Cells



Image: www.intermedline.com

Intended for illustrative purposes only

- Precise multimaterial printing technologies also suit other domains
- Rapid 3D Bioprinting of cells, tissues and organoids can play a significant role in drug discovery and screening
- Nano Dimension and Accelta (a company with advanced cell culturing and differentiation technologies) successfully printed viable stem cell based tissue in a series of preliminary tests in Q2 2016

Summary



- Well positioned as a leader in growing 3D Printed Electronics market
- PCB prototyping in hours instead of weeks
- Strong IP strategy protecting print process, materials and software
- Highly experienced management team in technology and 3D printing space
- Manufacturing and distribution agreements with global leaders
- Gartner 'Cool Vendor' in 3D Printing, 2016
- New horizons - Successful 3D bioprinting of stem cells

NANODIMENSION
3D PRINTED ELECTRONICS

THANK YOU

